Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2018, Declaration of a Quarterly Dividend, and New Financing Initiatives
MONACO--(GLOBE NEWSWIRE - April 25, 2018) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months ended March 31, 2018.
Results for the three months ended March 31, 2018 and 2017
For the three months ended March 31, 2018, the Company's adjusted net loss (see Non-IFRS Measures section below) was $31.5 million, or $0.10 basic and diluted loss per share, which excludes from the net loss $0.3 million, or $0.00 per basic and diluted share, of transaction costs related to the Company's previously announced merger with Navig8 Product Tankers Inc ("NPTI"). For the three months ended March 31, 2018, the Company had a net loss of $31.8 million, or $0.10 basic and diluted loss per share.
For the three months ended March 31, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $11.5 million, or $0.07 basic and diluted loss per share, which excludes from the net loss $0.1 million, or $0.00 per basic and diluted share, write-off of deferred financing fees. For the three months ended March 31, 2017, the Company had a net loss of $11.5 million, or $0.07 basic and diluted loss per share.
Declaration of Dividend
On April 25, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about June 28, 2018 to all shareholders of record as of June 6, 2018 (the record date). As of April 24, 2018, there were 331,629,992 shares outstanding.
New Financing Initiatives
The Company has signed term sheets or agreed main terms for a series of bank loans and sale leasebacks to refinance certain of its outstanding secured indebtedness.  These transactions, if consummated, would be expected to raise $334 million in aggregate of new liquidity after the repayment of the existing secured debt related to these vessels. The Company expects to make detailed announcements for the individual transactions in the coming weeks.
The terms and conditions of the credit facilities and lease financing arrangements, including covenants, pricing, and advance rates, are similar to those in the Company's existing credit facilities and lease financing arrangements.  These new credit facilities and lease financing arrangements are subject to credit approval, customary conditions precedent and the execution of definitive documentation.

The Company continuously evaluates potential financing transactions that it believes will enhance shareholder value or are in the best interests of the Company, including the repayment or refinancing of its existing indebtedness.

Summary of Other Recent and First Quarter Significant Events

•
Below is a summary of the average daily Time Charter Equivalent (TCE) revenue (see Non-IFRS Measures section below) and duration for voyages fixed for the Company's vessels thus far in the second quarter of 2018 as of the date hereof (See footnotes to 'Other operating data' table below for the definition of daily TCE revenue):

•	For the LR2s in the pool: approximately $14,000 per day for 37% of the days.

•	For the LR1s in the pool: approximately $13,500 per day for 43% of the days.

•	For the MRs in the pool: approximately $13,800 per day for 38% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $11,400 per day for 35% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the first quarter of 2018:

•	For the LR2s in the pool: $14,517 per revenue day.

•	For the LR1s in the pool: $10,540 per revenue day.

•	For the MRs in the pool: $13,264 per revenue day.

•	For the ice-class 1A and 1B Handymaxes in the pool: $12,453 per revenue day.

•
Took delivery of STI Esles II and STI Jardins, two MR product tankers that were under construction, from Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD") in January 2018. As part of these deliveries, the Company drew down $21.5 million in December 2017 and $21.5 million in January 2018 from its 2017 Credit Facility to partially finance the purchase of these vessels.

•
Entered into agreements to time charter-in two vessels, a 2013 built LR2 product tanker for six months at $14,300 per day, and a 2012 built MR product tanker for one year at $14,000 per day. These vessels were delivered in February and March 2018, respectively.

•	Paid a quarterly cash dividend with respect to the fourth quarter of 2017 on the Company's common stock of $0.01 per share in March 2018.
Time Charter-in Update
In February 2018, the Company entered into a new time charter-in agreement on a 2013 built LR2 product tanker for six months at $14,300 per day. The Company has an option to extend the charter for an additional six months at $15,310 per day. This vessel was delivered in February 2018.
In January 2018, the Company entered into a new time charter-in agreement on a 2012 built MR product tanker for one year at $14,000 per day. The Company has an option to extend the charter for an additional year at $14,400 per day. This vessel was delivered in March 2018.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014 and (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
No securities were repurchased under this program during the period commencing January 1, 2018 and ending on the date of this press release.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) were converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.7 million and $5.5 million during the three months ended March 31, 2018 and 2017, respectively, were not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months ended March 31, 2018 and 2017, the Company's basic weighted average number of shares was 307,905,015 and 162,711,256, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months ended March 31, 2018 and 2017, respectively, as the Company incurred net losses.
As of the date hereof, the Convertible Notes are not eligible for conversion.
Conference Call
The Company has scheduled a conference call on April 25, 2018 at 8:00 AM Eastern Daylight Time and 2:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: +1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422

Conference ID: 3478179
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/5hmnuuc3
Current Liquidity
As of April 24, 2018, the Company had $150.9 million in unrestricted cash and cash equivalents.
Drydock Update
The Company has five MRs that are scheduled for drydock during the remainder of 2018 and estimates that these vessels will be offhire for an aggregate of 100 days with estimated aggregate drydock costs of approximately $4.0 million. Three of these vessels are currently operating under operating lease bareboat charter-in arrangements.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of December 31, 2017	Drawdowns and (repayments), net	Outstanding as of March 31, 2018	Repayments	Outstanding as of April 24, 2018
K-Sure Credit Facility	$240.0	$—	$240.0	$—	$240.0
KEXIM Credit Facility	333.0	(16.9)	316.1	—	316.1
Credit Suisse Credit Facility	53.5	—	53.5	—	53.5
ABN AMRO Credit Facility	113.3	(2.2)	111.1	(0.6)	110.5
ING Credit Facility	109.9	—	109.9	—	109.9
BNP Paribas Credit Facility	42.6	—	42.6	—	42.6
Scotiabank Credit Facility	28.8	—	28.8	—	28.8
NIBC Credit Facility	34.7	—	34.7	(1.0)	33.7
2016 Credit Facility	196.0	(5.3)	190.7	—	190.7
HSH Nordbank Credit Facility	15.4	(0.4)	15.0	—	15.0
2017 Credit Facility (1)	141.8	18.6	160.4	(1.2)	159.2
DVB 2017 Credit Facility	78.4	(1.5)	76.9	(1.5)	75.4
Credit Agricole Credit Facility	107.9	(2.2)	105.7	—	105.7
ABN AMRO/K-Sure Credit Facility	53.4	(1.0)	52.4	—	52.4
Citi/K-Sure Credit Facility	112.1	(2.1)	110.0	—	110.0
Ocean Yield Lease Financing	170.6	(2.5)	168.1	(0.8)	167.3
CMBFL Lease Financing	66.9	(1.2)	65.7	—	65.7
BCFL Lease Financing (LR2s)	108.1	(1.8)	106.3	(0.6)	105.7
CSSC Lease Financing	263.8	(4.3)	259.5	(1.4)	258.1
BCFL Lease Financing (MRs)	109.2	(2.5)	106.7	(0.9)	105.8
2020 senior unsecured notes	53.8	—	53.8	—	53.8
2019 senior unsecured notes	57.5	—	57.5	—	57.5
Convertible Notes	348.5	—	348.5	—	348.5
	$2,839.2	$(25.3)	$2,813.9	$(8.0)	$2,805.9

(1) In January 2018, the Company drew down $21.5 million from the 2017 Credit Facility to partially finance the purchase of STI Jardins, which was subsequently delivered.

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes amounts due under sale and finance leaseback arrangements:

In millions of U.S. dollars
Q2 2018 - principal payments made to date	$8.0
Q2 2018 - remaining principal payments	25.1
Q3 2018	51.1
Q4 2018	39.0
Q1 2019	63.6
Q2 2019	123.2
Q3 2019	411.8
Q4 2019	38.7
2020 and thereafter	2,053.4

$2,813.9

Newbuilding Program
In January 2018, the Company took delivery of STI Esles II and STI Jardins from HMD, which were the final vessels to be delivered under the Company's newbuilding program. The final installment payment for STI Esles II was made in December 2017 in advance of its delivery, and the Company paid $23.5 million as the final installment payment for the delivery of STI Jardins in January 2018.
As part of these deliveries, the Company drew down $21.5 million in December 2017 and $21.5 million in January 2018 from its 2017 Credit Facility to partially finance the purchase of these vessels.

Explanation of Variances on the First Quarter of 2018 Financial Results Compared to the First Quarter of 2017
For the three months ended March 31, 2018, the Company recorded a net loss of $31.8 million compared to a net loss of $11.5 million for the three months ended March 31, 2017. The following were the significant changes between the two periods:

•
TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended March 31, 2018 and 2017:

	For the three months ended March 31,
In thousands of U.S. dollars	2018	2017
Vessel revenue	$156,446	$122,801
Voyage expenses	(3,339)	(2,532)
TCE revenue	$153,107	$120,269

•
TCE revenue for the three months ended March 31, 2018 increased $32.8 million to $153.1 million, from $120.3 million for the three months ended March 31, 2017. This increase was driven by the growth of the Company's fleet to an average of 128.0 operating vessels during the three months ended March 31, 2018 from an average of 92.9 operating vessels during the three months ended March 31, 2017. This growth was the result of the merger with NPTI, which resulted in the delivery of four vessels in June 2017 and 23 vessels in September 2017. In addition, the Company took delivery of eight vessels under its newbuilding program throughout 2017 and two vessels under its newbuilding program during the first quarter of 2018. The increase in TCE revenue resulting from the increase in the size of the Company's fleet was partially offset by a reduction in TCE revenue per day, which decreased to $13,331 per day during the three months ended March 31, 2018, from $14,408 per day during the three months ended March 31, 2017. This reduction reflects the challenging market conditions, driven by an unfavorable global supply and demand imbalance, that have persisted throughout 2017 and the first quarter of 2018.

•
Vessel operating costs for the three months ended March 31, 2018 increased $22.3 million to $70.4 million, from $48.1 million for the three months ended March 31, 2017. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels for the three months ended March 31, 2018 to 118.6 vessels from 80.6 vessels for the three months ended March 31, 2017. This growth was the result of (i) the merger with NPTI, which resulted in the delivery of four vessels in June 2017 and 23 vessels in September 2017, (ii) the delivery of eight vessels under the Company's newbuilding program throughout 2017 and two vessels under the Company's newbuilding program during the first quarter of 2018, and (iii) the delivery of seven Handymax vessels under bareboat charter-in agreements, which operated for a portion of the three months ended March 31, 2017 and for the entire three months ended March 31, 2018. These additions were offset by the sales of two MR tankers in June and July 2017.

•
Voyage expenses for the three months ended March 31, 2018 increased $0.8 million to $3.3 million, from $2.5 million for the three months ended March 31, 2017. This increase was primarily the result of certain vessels acquired from NPTI that traded in the spot market during the first quarter of 2018 as these vessels transitioned technical managers or transitioned from trading crude oil to clean products.

•
Charterhire expenses for the three months ended March 31, 2018 decreased $1.4 million to $18.0 million, from $19.4 million for the three months ended March 31, 2017. This decrease was driven by lower average daily base rates on the Company's time chartered-in fleet during the three months ended March 31, 2018 to an average of $14,035 per vessel per day from an average of $15,601 per vessel per day for the three months ended March 31, 2017. The Company's time and bareboat chartered-in fleet for the three months ended March 31, 2018 increased to an average of 19.4 vessels, (9.4 time chartered-in vessels and 10.0 bareboat chartered-in vessels) from an average of 15.6 vessels (12.3 time chartered-in vessels and 3.3 bareboat chartered-in vessels) for the three months ended March 31, 2017. The average daily base rate for the Company's bareboat chartered-in fleet was $6,797 per vessel per day for the three months ended March 31, 2018 and $7,013 per vessel per day for the three months ended March 31, 2017.

•
Depreciation expense for the three months ended March 31, 2018 increased $13.0 million to $43.5 million, from $30.5 million for the three months ended March 31, 2017. This increase was primarily driven by (i) the delivery of two LR2 and six MR vessels under the Company's newbuilding program during 2017, (ii) the delivery of the four LR1 vessels acquired from NPTI in June 2017, (iii) the delivery of eight LR1 and 15 LR2 vessels acquired from NPTI in September 2017, and (iv) the delivery of two MR vessels under the Company's newbuilding program during the three months ended March 31, 2018. These deliveries were offset by the sales of five MR vessels throughout 2017, of which three were leased back under bareboat charter-in operating lease arrangements.

•
Financial expenses for the three months ended March 31, 2018 increased $17.8 million to $39.4 million, from $21.7 million for the three months ended March 31, 2017. The increase in financial expenses was primarily a result of (i) increased interest expense incurred as a result of the assumption of $924.8 million of indebtedness as part of the Company's merger with NPTI ($118.3 million in June 2017 and $806.4 million in September 2017) and (ii) increases in LIBOR rates when compared to the first quarter of 2017.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2018	2017
Revenue
Vessel revenue	$156,446	$122,801

Operating expenses
Vessel operating costs	(70,430)	(48,148)
Voyage expenses	(3,339)	(2,532)
Charterhire	(18,012)	(19,431)
Depreciation	(43,455)	(30,502)
General and administrative expenses	(13,626)	(11,910)
Merger transaction related costs	(264)	—
Total operating expenses	(149,126)	(112,523)
Operating income	7,320	10,278
Other (expense) and income, net
Financial expenses	(39,418)	(21,664)
Realized loss on derivative financial instruments	—	(116)
Financial income	385	52
Other expenses, net	(81)	(83)
Total other expense, net	(39,114)	(21,811)
Net loss	$(31,794)	$(11,533)

Loss per share

Basic	$(0.10)	$(0.07)
Diluted	$(0.10)	$(0.07)
Basic weighted average shares outstanding	307,905,015	162,711,256
Diluted weighted average shares outstanding (1)	307,905,015	162,711,256

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes were excluded from the computation of diluted earnings per share for the three months ended March 31, 2018 and 2017, respectively because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and the Convertible Notes) were 345,539,088 for the three months ended March 31, 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$163,379	$186,462
Accounts receivable	55,773	65,458
Prepaid expenses and other current assets	10,289	17,720
Inventories	8,953	9,713
Total current assets	238,394	279,353
Non-current assets
Vessels and drydock	4,128,250	4,090,094
Vessels under construction	—	55,376
Other assets	52,871	50,684
Goodwill	11,727	11,482
Restricted cash	12,156	11,387
Total non-current assets	4,205,004	4,219,023
Total assets	$4,443,398	$4,498,376
Current liabilities
Current portion of long-term debt	$130,403	$113,036
Finance lease liability	50,363	50,146
Accounts payable	10,780	13,044
Accrued expenses	28,011	32,838
Total current liabilities	219,557	209,064
Non-current liabilities
Long-term debt	1,912,627	1,937,018
Finance lease liability	654,320	666,993
Total non-current liabilities	2,566,947	2,604,011
Total liabilities	2,786,504	2,813,075
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	3,817	3,766
Additional paid-in capital	2,286,922	2,283,591
Treasury shares	(443,816)	(443,816)
Accumulated deficit (1)	(190,029)	(158,240)
Total shareholders' equity	1,656,894	1,685,301
Total liabilities and shareholders' equity	$4,443,398	$4,498,376

(1)    Accumulated deficit reflects the impact of the adoption of IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods beginning on January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the "modified retrospective method"). We have applied the modified retrospective method upon the date of transition. Accordingly, the cumulative effect of the application of this standard resulted in a $3,888 reduction in the opening balance of Accumulated deficit on January 1, 2018.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2018	2017
Operating activities
Net loss	$(31,794)	$(11,533)
Depreciation	43,455	30,502
Amortization of restricted stock	6,650	6,289
Amortization of deferred financing fees	3,306	3,251
Write-off of deferred financing fees	—	66
Accretion of Convertible Notes	3,200	3,004
Accretion of fair value measurement on debt assumed from NPTI	960	—
	25,777	31,579
Changes in assets and liabilities:
Decrease / (increase) in inventories	882	(652)
Decrease in accounts receivable	9,514	4,053
Decrease in prepaid expenses and other current assets	7,608	734
Increase in other assets	(3,071)	(1,745)
(Decrease) / increase in accounts payable	(2,323)	2,326
Decrease in accrued expenses	(3,538)	(2,754)
	9,072	1,962
Net cash inflow from operating activities	34,849	33,541
Investing activities
Acquisition of vessels and payments for vessels under construction	(25,851)	(83,303)
Drydock payments (owned and bareboat-in vessels)	(438)	—
Net cash outflow from investing activities	(26,289)	(83,303)
Financing activities
Debt repayments	(46,703)	(97,182)
Issuance of debt	21,450	187,475
Debt issuance costs	(2,354)	(7,435)
Increase in restricted cash	(768)	(1,778)
Equity issuance costs	(4)	—
Dividends paid	(3,264)	(1,746)
Net cash (outflow) / inflow from financing activities	(31,643)	79,334
(Decrease) / increase in cash and cash equivalents	(23,083)	29,572
Cash and cash equivalents at January 1,	186,462	99,887
Cash and cash equivalents at March 31,	$163,379	$129,459

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2018 and 2017
(unaudited)

	For the three months ended March 31,
	2018	2017
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$57,608	$46,870

Average Daily Results
Time charter equivalent per day(2)	$13,331	$14,408
Vessel operating costs per day(3)	$6,624	$6,519

LR2
TCE per revenue day (2)	$14,302	$16,543
Vessel operating costs per day(3)	$6,866	$6,555
Average number of owned or finance leased vessels	38.0	21.3
Average number of time chartered-in vessels	1.4	1.2

LR1
TCE per revenue day (2)	$10,121	$13,545
Vessel operating costs per day(3)	$6,999	$—
Average number of owned or finance leased vessels	12.0	—
Average number of time chartered-in vessels	—	1.0

MR
TCE per revenue day (2)	$13,534	$13,429
Vessel operating costs per day(3)	$6,376	$6,318
Average number of owned or finance leased vessels	44.6	42.0
Average number of time chartered-in vessels	6.2	8.0
Average number of bareboat chartered-in vessels	3.0	—

Handymax
TCE per revenue day (2)	$12,875	$14,497
Vessel operating costs per day(3)	$6,533	$6,939
Average number of owned or finance leased vessels	14.0	14.0
Average number of time chartered-in vessels	1.8	2.2
Average number of bareboat chartered-in vessels	7.0	3.3

Fleet data
Average number of owned or finance leased vessels	108.6	77.3
Average number of time chartered-in vessels	9.4	12.3
Average number of bareboat chartered-in vessels	10.0	3.3

Drydock
Drydock payments for owned or bareboat-in vessels (in thousands of U.S. dollars)	$438	$—

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of April 24, 2018

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,995	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	Time Charter (7)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2

96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,195

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (8)
	Time or bareboat chartered-in vessels
110	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18	(9)
111	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(10)
112	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(10)
113	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(10)
114	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(10)
115	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(10)
116	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(10)
117	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(10)
118	Miss Benedetta	2012	47,499	—	SMRP (2)	MR	Time charter	$14,000	16-Mar-19	(11)
119	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(12)
120	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(12)
121	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(12)
122	Zefyros	2013	49,999	—	SMRP (2)	MR	Time charter	$13,250	08-Jun-18	(13)
123	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,950	06-Jan-19	(14)
124	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18	(15)
125	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18	(15)
126	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-18	(16)
127	Densa Alligator	2013	105,708	—	SLR2P (4)	LR2	Time charter	$14,300	21-Aug-18	(17)
128	Densa Crocodile	2015	105,408	—	SLR2P (4)	LR2	Time charter	$15,750	06-Jul-18	(18)

	Total time or bareboat chartered-in DWT		968,434

	Total Fleet DWT		8,851,629

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	We have an option to extend this charter for an additional year at $13,250 per day.
(10)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(11)
In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day. We have an option to extend the charter for an additional year at $14,400 per day. We took delivery of this vessel in March 2018.

(12)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(13)	We have an option to extend the charter for an additional year at $14,500 per day.
(14)	We have an option to extend the charter for an additional year at $15,750 per day.
(15)	We have an option to extend this charter for an additional year at $16,000 per day.
(16)	We have an option to extend this charter for an additional year at $15,000 per day.
(17)
In February 2018, we entered into a time charter-in agreement for six months at $14,300 per day. We also have an option to extend the charter for an additional six months at $15,310 per day. We took delivery of this vessel in February 2018.

(18)	In November 2017, we exercised our option extend this charter for an additional six months at $15,750 per day, effective January 2018.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2017 and 2018 were as follows:

Date paid	Dividends per share
March 2017	$0.010
June 2017	$0.010
September 2017	$0.010
December 2017	$0.010
March 2018	$0.010

On April 25, 2018, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about June 28, 2018 to all shareholders of record as of June 6, 2018 (the record date). As of April 24, 2018, there were 331,629,992 shares outstanding.
Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
No securities were repurchased under this program during the period commencing January 1, 2018 through and ending on the date of this press release.

As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers, 14 Handymax tankers) with an average age of 2.7 years and time or bareboat charters-in 19 product tankers (two LR2 tankers, nine MR tankers and eight Handymax tankers). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that time charter equivalent revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of time charter equivalent revenue, adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.
Time charter equivalent revenue is reconciled above in the section entitled 'Explanation of Variances on the First Quarter of 2018 Financial Results Compared to the First Quarter of 2017'.
Reconciliation of Net Loss to Adjusted Net Loss

	For the three months ended March 31, 2018
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(31,794)	$(0.10)	$(0.10)
Adjustment:
Merger transaction related costs	264	0.00	0.00
Adjusted net loss	$(31,530)	$(0.10)	$(0.10)

	For the three months ended March 31, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(11,533)	$(0.07)	$(0.07)
Adjustment:
Deferred financing fees write-off	66	0.00	0.00
Adjusted net loss	$(11,467)	$(0.07)	$(0.07)

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2018	2017
Net loss	$(31,794)	$(11,533)
Financial expenses	39,418	21,664
Financial income	(385)	(52)
Depreciation	43,455	30,502
Merger transaction related costs	264	—
Amortization of restricted stock	6,650	6,289
Adjusted EBITDA	$57,608	$46,870

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. (“NPTI”) and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616